United States securities and exchange commission logo





                               October 20, 2023

       Ma Biu
       Chief Executive Officer
       Luda Technology Group Limited
       Unit H, 13/F, Kaiser Estate Phase 2
       47-53 Man Yue Street
       Hung Hom, Kowloon
       Hong Kong

                                                        Re: Luda Technology
Group Limited
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted September
22, 2023
                                                            CIK No. 0001984124

       Dear Ma Biu:

                                                        We have reviewed your
draft registration statement and have the following comment(s).

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Cover Page

   1. We note that you are issuing Representative Warrants to the Representative. Please
                                                        disclose this on the
cover page and state that the warrants and shares are also being registered in this
registration statement. Additionally, revise the risk factors and description of share
capital sections, as applicable, to disclose the registration and issuance of the
warrants.
       Market and Industry Data, page ii

   2. We note your disclosure that you have not independently verified any third-party information in the
registration statement. This appears to be an inappropriate disclaimer of responsibility with
respect to the third party information. Please either delete the statement
 Ma Biu
Luda Technology Group Limited
October 20, 2023
Page 2
         or revise to clarify that you are responsible for all disclosure in the registration statement.
Prospectus Summary, page 1

3. In your summary of risk factors, disclose the risks that your corporate structure and being
         based in or having the majority of the company   s operations in China
poses to investors.
         In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in
         China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the
         Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Risk Factors
We are affected by fluctuations in steel prices and supply of our raw materials, page 34

4. We note that you rely on a suppliers mainly located in the PRC. Please disclose the risks of this reliance and any disruptions you have experienced due to such reliance.
Use of Proceeds, page 48

5. We note that you intend to use the proceeds of the offering to (i) fund potential investments and acquisitions of an upstream supplier and/or downstream trader and (ii)
         set up a manufacturing plant. If applicable, please revise to provide the information required by Items 3.C.2 and 3.C.3 of Form 20-F.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
52

6. We note you operate in two reportable segments (i) Hong Kong Trading and (ii) PRC
         Manufacturing. In addition to the consolidated information presented please revise to include a similar analysis for your segment results. See Item 303(b) of Regulation S-K.
Permits andLastName
FirstName    licenses, page  77
                         Ma Biu
Comapany
7.          NameLuda
       We note            Technology
                  that some           Group
                            of the permits   Limited
                                           and licenses listed in the table
have expired. Please
       revise  or clarify.
October 20, 2023 Page 2
FirstName LastName
 Ma Biu
FirstName LastName  MaLimited
                       Biu
Luda Technology  Group
Comapany
October 20,NameLuda
            2023     Technology Group Limited
October
Page 3 20, 2023 Page 3
FirstName LastName
Certain Relationships and Related Party Transactions, page 110

8. Please ensure that you have provided the disclosure required for related party transactions since the beginning of your preceding three financial years up to the date of the registration statement. Additionally, please revise to clearly describe the nature of the transactions under the "Due from related party" table. Refer to Item 7.B of Form 20-F.
Financial Statements, page F-1

9. Please revise to disaggregate the Ordinary shares par value from the Additional paid-in
         capital captions in Shareholders    equity section of both the
Consolidated Balance Sheets
         and the Consolidated Statements of Shareholder's Equity.
Summary of Significant Accounting Policies
Revenue Recognition, page F-17

10. Please expand your disclosure to clearly describe the revenue recognition policies for your
         Self-manufactured production revenues and your Trading sales revenues. General

11. Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, especially in light of the effectiveness of the Uyghur Forced Labor Protection Act (the "UFLPA"). For
         example, discuss whether you have or expect to:
             suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts, or equipment; inventory shortages; closed factories or stores;
              reduced headcount; or delayed projects;
             experience labor shortages that impact your business;
             experience cybersecurity attacks in your supply chain;
             experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials (e.g. steel, lithium, nickel, manganese, beryllium, copper, gold or other raw material sourced from Western China);
             experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;
             be unable to supply products at competitive prices or at all due to export restrictions, sanctions, tariffs, trade barriers, or political or trade tensions among countries; or
             be exposed to supply chain risk in light of the effectiveness of the UFLPA and/or related geopolitical tension.

         Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.
12. We note that you commissioned an industry report by Ipsos Sdn. Bhd. Please file the written consent of the third-party as an exhibit to the registration statement or tell us why you are not required to do so.
 Ma Biu
Luda Technology Group Limited
October 20, 2023
Page 4
13. It appears that you relied on the opinion of your Hong Kong counsel, Michael Li & Co., with respect to Hong Kong laws and regulations. Please file a consent of your Hong Kong counsel as an exhibit or tell us why you are not required to do so.
14. Please supplementally provide us with copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact legal staff associated with the review of this filing to discuss how to submit the materials, if any, to us for review.
       Please contact Charles Eastman at 202-551-3794 or Hugh West at 202-551-3872 if you
have questions regarding comments on the financial statements and related matters. Please contact Alex King at 202-551-8631 or Evan Ewing at 202-551-5920 with any other questions.



                                                            Sincerely,
FirstName LastName Ma Biu
                                                            Division of
Corporation Finance
Comapany NameLuda Technology Group Limited
                                                            Office of
Manufacturing
October 20, 2023 Page 4
cc:       Lawrence Venick
FirstName LastName